Exhibit 99 (a)

Cliffs Natural Resources Inc. and Subsidiaries

Schedule II — Valuation and Qualifying Accounts

(Dollars in Millions)

Classification	Balance at Beginning of Year	Additions			Deductions	Balance at End of Year
		Charged to Cost and Expenses	Charged to Other Accounts	Acquisition
Year Ended December 31, 2009:
Deferred Tax Valuation Allowance	$17.6	$53.8	$1.7	$16.8	$0.5	$89.4
Year Ended December 31, 2008:
Deferred Tax Valuation Allowance	$26.3	$9.5	$8.1	$(13.3)	$13.0	$17.6
Year Ended December 31, 2007:
Deferred Tax Valuation Allowance	$11.9	$13.0	$1.4	$—	$—	$26.3